Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

July 24, 2015

Via EDGAR

Mara L. Ransom

Assistant Director
United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:                             Crestwood Equity Partners, LP
Registration Statement on Form S-4
Filed June 17, 2015
File No. 333-205004

Dear Ms. Ransom:

Set forth below are the responses of Crestwood Equity Partners, LP, a Delaware limited partnership (“CEQP,” “we,” “us,” “our” or “partnership”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 16, 2015, with respect to CEQP’s Registration Statement on Form S-4 initially filed with the Commission on June 17, 2015, File No. 333-205004 (the “Registration Statement”).  Each response below has been prepared and is being provided by CEQP, which has authorized Andrews Kurth LLP to respond to the Staff’s comments on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (“Amendment No. 1”). For the Staff’s convenience, we have hand-delivered three copies of Amendment No. 1, together with three copies of Amendment No. 1 that are marked to show all revisions to the Registration Statement since the initial filing.

For the Staff’s convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1, unless indicated otherwise.

General

1.              The Merger appears to be subject to Rule 13e-3, because it involves the purchase of an equity security by an entity under common control with the issuer of such security, and it will produce the effects described in Rule 13e-3(a)(3)(ii).  Furthermore, it is not clear that the exception set forth in Rule 13e-3(g)(2) is available, because it does not appear that Midstream unitholders are being offered an equity security that has substantially the same rights as the common units of CEQP.  Given these circumstances, please advise how you determined that the merger is not subject to Rule 13e-3.

We acknowledge that the merger involves the purchase of an equity security (Midstream common units) by an entity under common control (CEQP), and that it will produce the effects described in Rule 13e-3(a)(3)(ii).  However, we respectfully submit that the exception set forth in Rule 13e-3(g)(2) applies to the merger, and therefore the merger is not subject to Rule 13e-3.

As you are aware, Rule 13e-3(g)(2) states that the rule shall not apply to a transaction in which the security holders are offered or receive only an equity security Provided, That:

(i) such equity security has substantially the same rights as the equity security which is the subject of the Rule 13e-3 transaction including, but not limited to, voting, dividends, redemption and liquidation rights except that this requirement shall be deemed to be satisfied if unaffiliated security holders are offered common stock;

(ii) such equity security is registered pursuant to section 12 of the Act or reports are required to be filed by the issuer thereof pursuant to section 15(d) of the Act; and

(iii) if the security which is the subject of the Rule 13e-3 transaction was either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association, such equity security is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Pursuant to the terms of the merger, each holder of Midstream common units will receive for each Midstream common unit 2.75 CEQP common units.  The CEQP common units are registered pursuant to section 12 of the Act and, like the Midstream common units, are listed on the New York Stock Exchange.  As discussed in detail below, the CEQP common units have substantially the same rights as the Midstream common units.  As a result, we respectfully submit that the merger satisfies the requirements of Rule 13e-3(g)(2) and is therefore, exempt from the application of Rule 13e-3.

Substantially the Same Rights

Rule 13e-3(g)(2)(i) requires that the CEQP common units to be received in exchange for Midstream common units have “substantially the same rights” as the Midstream common units “including, but not limited to, voting, dividends, redemption and liquidation rights.”

Voting.  The voting rights of the CEQP common units and the Midstream common units are virtually identical.  For example, holders of each are not entitled to vote for the election of directors of the general partner of the entity.  Holders of each are entitled to vote for matters such as mergers and consolidations, sale of substantially all the assets, appointment of a successor general partner, removal of the general partner, and specified amendments to the entity’s partnership agreement.  See “Comparison of the Rights of CEQP and Midstream Unitholders —Meetings; Voting” on pages 122-124 of Amendment No. 1.

Dividends.  Holders of CEQP common units and Midstream common units are both entitled to receive distributions of a portion of the available cash of the applicable entity.  Holders of Midstream common units are entitled to receive their distributions only after payment of required distributions to the existing Midstream preferred units, and Holders of CEQP common units will be entitled to receive their distributions only after payment of required distributions to the newly created CEQP preferred units (and we note that the CEQP preferred units will be virtually identical to the Midstream preferred units).  We note that a portion of the available cash of Midstream is required to be distributed to holders of Midstream incentive distribution rights, whereas CEQP does not have incentive distribution rights. We also note that CEQP has subordinated units, which are not entitled to receive distributions of available cash of CEQP until the holders of CEQP common units have received minimum quarterly distributions. We also note that CEQP has outstanding 4,867,252 CEQP Class A Units that are equivalent to CEQP common units except that they do not have voting rights and will not share in distributions of cash attributable to CEQP’s ownership, sale or disposition of the stock of IPCH Acquisition Corp. (“IPCH”) or member interests of Crestwood Partners.  However, we believe that these minor differences in the distribution mechanics as between CEQP and Midstream do not detract from the fundamental similarity in distribution rights of holders of CEQP and Midstream common units, and that therefore, the distribution rights of holders of CEQP and Midstream common units are substantially similar. See “Comparison of the Rights of CEQP and Midstream Unitholders — Distributions of Available Cash” on pages 109-112 of Amendment No. 1.

Redemption.  Neither the CEQP common units nor the Midstream common units are redeemable.  However, both are subject to a limited call right by the general partner if the general partner and its affiliates own 80% or more of the common units.  See “Comparison of the Rights of CEQP and Midstream Unitholders — Limited Call Rights” on page 115 of Amendment No. 1.

Liquidation.  Holders of CEQP common units and Midstream common units are both entitled to receive distributions of proceeds of the liquidation of the applicable entity in accordance with their capital accounts after payment of the required liquidation preference to preferred units.  See “Comparison of the Rights of CEQP and Midstream Unitholders — Distributions of Cash upon Liquidation” on page 112 of Amendment No. 1.

Other Rights.  We note that most of the other rights of holders of CEQP common units and holders of Midstream common units are identical or virtually identical.  See, for example, “Comparison of the Rights of CEQP and Midstream Unitholders — Merger and Consolidation” (page 112 of Amendment No. 1), “— Disposal of Assets” (page 113 of Amendment No. 1) , “— Removal of General Partner” (page 115 of Amendment No. 1) , “— Amendment to Partnership Agreement” (pages 116-119 of Amendment No. 1) and , “— Transfer of Common Units; Status as a Limited Partner or Assignee” (page 125 of Amendment No. 1).

As the foregoing analysis confirms, the CEQP common units and the Midstream common units have substantially the same rights.  Since the holders of Midstream common units will receive CEQP common units that are registered under section 12 of the Act and are listed on the New York Stock Exchange, the requirements of Rule 13e-3(g)(2) are satisfied, and the merger is not subject to Rule 13e-3.  In addition, and in particular, based on the above analysis, we do not believe that the additional disclosures that would be required if the exemption of Rule 13e-3(g)(2) did not apply would have meaningful benefit to the holders of Midstream common units in determining whether or not to vote for the merger.

Prospectus Summary

Support Agreements, page 11

2.              Please quantify the percentage of outstanding midstream common and preferred unitholders that have agreed to vote in favor of the merger agreement.

We acknowledge the Staff’s comment and have revised the disclosure in the Registration Statement to include the following language on pages 11-12 and 71:

Pursuant to the merger agreement and Midstream’s partnership agreement, a majority of the outstanding Midstream common units and Midstream preferred units (voting on an “as if converted” basis), voting together as a single class, must vote in favor of the proposal in order for it to be approved. In connection with the merger agreement, CEQP entered into (i) a support agreement by and among CEQP, Midstream and CGS, pursuant to which CEQP, which directly owns 7,137,841 Midstream common units, and CGS, which directly owns 21,597 Midstream common units, agreed to vote their respective Midstream common units in favor of the adoption of the merger agreement at any meeting of Midstream unitholders and (ii) a support agreement by and among CEQP, Midstream, Holdings and CGS LLC, pursuant to which Holdings, which directly owns 2,497,071 Midstream common units, and CGS LLC, which directly owns 18,339,314 Midstream common units, agreed to vote their respective Midstream common units in favor of the adoption of the merger agreement at any meeting of Midstream unitholders. As a result, holders of a total of 27,995,823 Midstream common units, which represents 13.5% of the total outstanding Midstream common units and Midstream preferred units (on an “as if converted” basis), have agreed to vote in favor of the proposal.  Pursuant to (i) a letter agreement regarding change of control election by and among CEQP, Midstream, CGS and GE, (ii) a letter agreement regarding change of control election by and among CEQP, Midstream, CGS and GSO and (iii) a letter agreement regarding change of control election by and among CEQP, Midstream, CGS, Magnetar and the Magnetar preferred holders, subject to the terms and conditions set forth in such letter agreements, each preferred holder stated that it expressed an intention to support the merger and agreed to elect to have all of the Midstream preferred units held of record by such preferred holder exchanged for CEQP preferred units upon the consummation of the merger in accordance with the terms of the merger agreement.

The Merger

Background of the Merger, page 44

3.              Please provide additional disclosure regarding the reason(s) that Crestwood decided to obtain additional analysis concerning the Simplification Transaction on March 4, 2015.

We acknowledge the Staff’s comments and have revised the disclosure in the Registration Statement to include the following language on page 46:

On March 4, 2015, Crestwood engaged Citi to provide to First Reserve and the Crestwood Entities financial advice and analysis concerning the Simplification Transaction. Given the size and complexity of the Simplification Transaction, Crestwood and First Reserve determined that it would be prudent to hire Citi in order to provide additional financial analysis and capital markets perspective for the Simplification Transaction.

4.              Please provide additional disclosure regarding the discussion on April 13, 2015 of the merits and considerations of the Simplification Transaction relative to other alternatives.  Please also provide additional disclosure regarding the merits of the Simplification Transaction as compared to the NGL offer, discussed on April 29, 2015.

We acknowledge the Staff’s comment and have revised the disclosure in the Registration Statement to include the following language on page 46-47:

On April 13, 2015, at the meetings of the Crestwood Boards, members of the boards again reviewed each strategic alternative then under consideration and discussed with Citi a comparison of the benefits and disadvantages of a potential NGL drop-down and a Simplification Transaction. The strategic alternatives reviewed by senior management and Citi at the meetings included (i) potential third-party mergers, including the status of Project Thunder and Project Orion as well as an overview of all merger-related activities dating back to February 2014, (ii) a “status quo” strategy, (iii) the Simplification Transaction, (iv) NGL drop-down (v) new sponsor or co-sponsor opportunities, and (vi) a sale of the Crestwood Entities. Mr. Halpin and Citi reviewed in greater detail the Simplification Transaction, its merits and considerations relative to other alternatives within Crestwood’s control and an indicative timeline for execution.  The merits of the Simplification Transaction discussed by Citi and Mr. Halpin included that (a) the resulting simplified corporate structure  would eliminate potential conflicts of interest issues and create an attractive platform to a broader group of consolidation candidates, (b) elimination of the IDRs  would drive cost of capital improvement to better finance the combined company’s growth,  (c) substantial general and administrative expense (“G&A”) and fixed charge reductions would further benefit the combined company’s results from operations and its ability to grow its business, and (d) execution of the Simplification Transaction would be largely within Crestwood’s control. Representatives from AK then reviewed the Crestwood Boards’ duties and responsibilities in evaluating all of the strategic alternatives, including the Simplification Transaction, described the approval process for an affiliated transaction and reviewed the relevant provisions of the Crestwood partnership agreements. Thereafter, the Crestwood Boards authorized the CEQP Conflicts Committee and the Midstream Conflicts Committee, respectively, to review the proposed Simplification Transaction.

We acknowledge the Staff’s comment and have revised the disclosure in the Registration Statement to include the following language on page 49-50:

On April 29, 2015, members of Crestwood’s management participated in two separate due diligence telephone conference calls with Potential NGL Buyer’s representatives. On the first call, Messrs. Halpin and Black discussed with the Potential NGL Buyer’s representatives the key terms in connection with the proposed purchase of NGL assets. On the second call, Citi and Messrs. Phillips, Halpin and Black discussed with the Potential NGL Buyer’s representatives the NGL Offer and compared the merits of the offer to the Simplification Transaction and explained that Crestwood’s management believes that the NGL Offer does not provide a favorable alternative path to the Simplification Transaction for the following reasons: (i) execution  risk and potential timing delays of the NGL transaction could jeopardize the Simplification Transaction; (ii) the need for more time for management to fully assess the strategic value proposition of the NGL assets portfolio in connection with Crestwood’s broader midstream business; and (iii) the dilutive nature of the NGL Offer further limits Crestwood’s visibility to growth.

5.              Please disclose the “supplemental financial and other financial information” provided to the Midstream Conflicts Committee on May 3, 2015.

We acknowledge the Staff’s comment and have revised the disclosure in the Registration Statement to include the following language on page 51:

On May 3, 2015, the Midstream Conflicts Committee, Paul Hastings, TPH, Messrs. Phillips, Halpin, Lambert, and Moore, AK and Citi discussed the status of negotiations surrounding the merger agreement and the Simplification Transaction, the reasons therefor as well as financial information previously provided.

On the same date, a separate meeting of the CEQP Conflicts Committee was held via telephone conference, and the CEQP Conflicts Committee, Locke Lord, Evercore, Messrs. Phillips, Halpin, Lambert, and Moore and Citi discussed the status of negotiations surrounding the merger agreement and the Simplification Transaction.

On May 4, 2015 at 8:30 a.m., the Midstream Conflicts Committee held a telephonic meeting that included representatives of TPH and Paul Hastings. The Midstream Conflicts Committee, with the assistance of TPH and Paul Hastings, ~~reviewed and~~ discussed ~~the supplemental financial and other information provided to the Midstream Conflicts Committee, TPH and Paul Hastings at the May 3, 2015 meeting with management of the Crestwood Entities~~ the comprehensive overview of the reasons for the Simplification Transaction provided by management of the Crestwood Entities during the May 3, 2015 meeting, as well as the discussion with management of the Crestwood Entities during such meeting of the financial information previously provided to the Midstream Conflicts Committee. Paul Hastings then reviewed with the members of the committee the duties of the Midstream Conflicts Committee and the standard of good faith set forth in Midstream’s partnership agreement for the Midstream Conflicts Committee’s review of related party transactions. Thereafter, the Midstream Conflicts Committee, with the assistance of representatives of TPH, reviewed and discussed certain financial metrics and determined to respond to the CEQP Conflicts Committee with the proposal of a 2.80x exchange ratio.

The Merger Agreement, page 73

6.              We note your cautionary statements concerning the representations and warranties in the merger agreement.  Please note that disclosure regarding an agreement’s representations and warranties constitutes a disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put such information into context so that such information is not misleading.  Please refer to Report of Investigation Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).  Accordingly, if you continue to use these cautionary statements, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws.  Further, please clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

We acknowledge the comment relating to cautionary statements.  We have not further revised the language, as the current disclosure does not advise investors that they cannot rely on the merger agreement and does not give the implication that the merger agreement does not constitute disclosure under the federal securities laws. With respect to the comment relating to inclusion of additional disclosure if CEQP or Midstream become aware of material facts, we acknowledge the comment and have revised the disclosure to clarify that CEQP and Midstream will provide additional disclosure in their public reports to the extent they become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the merger agreement and will update such disclosure as required by the federal securities laws.

Comparison of the Rights of CEQP and Midstream Unitholders, page 107

7.              We refer to your disclosures on pages 107 to 125 concerning differences between the rights of CEPQ unitholders as compared to the rights presently held by Midstream unitholders.  Please present as separate proposals the adoption of the Agreement and

Plan of Merger and each provision of the CEPQ governing instruments that will differ materially from the governing instruments of Midstream.  For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission´s website.

We respectfully submit  that unbundling is not required as there are no proposals separate and apart of the merger agreement within the meaning of under Rule 14a-4(a)(3) as interpreted by the Staff in the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) (which we will hereinafter refer to as the Supplement).

The Supplement states that “Unless the company whose shareholders are voting on a merger or acquisition transaction determines that the affected provisions in question are immaterial, those provisions should be set out as separate proposals apart from the merger or acquisition transaction where:

•                  the provisions in question were not previously part of the company’s charter or bylaws;

•                  the provisions in question were not previously part of the charter or bylaws of a public acquiring company; and

•                  state law, securities exchange listing standards, or the company’s charter or by-laws would require shareholder approval of the proposed changes if they were presented on their own.”

The Supplement goes on to state that “The application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company’s governing instruments to be amended by the Board of Directors be unbundled.”

In its discussion of situations where unbundling is not required, the Supplement states that “unbundling would not be required if an acquired company will be merging into a public company and (1) the acquiring public company has provisions in its charter or bylaws that differ from those in the charter or bylaws of the acquired company, and (2) the acquiring public company’s charter and bylaws are not being changed in connection with the merger. Unbundling a provision of the acquiring public company’s charter or bylaws on the acquired company’s form of proxy where the above conditions exist would be tantamount to the unnecessary re-approval or ratification of a public company’s pre-existing charter or bylaw provisions.”

As described in the Registration Statement, CEQP is acquiring Midstream, and the holders of Midstream common units are receiving CEQP common units in exchange for their Midstream common units.  Except as described in the following sentence, all of the provisions governing the CEQP common units are currently in the partnership agreement of CEQP.  The only provisions not currently in the partnership agreement of CEQP that affect the rights of holders of common units relate to the creation of the preferred units, which creation is permitted by CEQP’s governing instruments  (and would be permitted by Midstream’s governing instruments) to be accomplished by the board of directors of the general partner without a unitholder vote.  As a result, the merger falls squarely into the category of transactions that the Supplement provides do not require unbundling.  We therefore respectfully submit that unbundling is not required in this context.

If you have questions regarding the foregoing responses, you may contact Joel M. Lambert, Esq. at (832) 519-2270, Brad Bacon, Esq. at (816) 714-5483 or Michael Post, Esq. at (816) 714-5449, or the undersigned at (713) 220-4360.

Sincerely,

/s/ G. Michael O’Leary, Jr.
G. Michael O’Leary, Jr.

cc:	Daniel Porco, Esq., Securities and Exchange Commission
Lisa Kohl, Esq., Securities and Exchange Commission
Joel C. Lambert, Esq., Crestwood Equity Partners, LP
Brad Bacon, Esq., Crestwood Equity Partners, LP
Michael Post, Esq., Crestwood Equity Partners, LP
Gislar R. Donnenberg, Esq., Paul Hastings LLP
David F. Taylor, Esq., Locke Lord LLP